UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	001-33796

FORM 12b-25	CUSIP NUMBER 16934Q

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR Form  ☐ N-CSR

For Period Ended:                                March 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chimera Investment Corporation

Full Name of Registrant

Former Name if Applicable

1211 Avenue of the Americas, Suite 2902

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Chimera Investment Corporation (the “Company”) is reviewing the application of GAAP guidance to certain of its non-Agency assets.  Additional time is required in order for the Company to complete this review before the Company will be in a position to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  The Company will not be able to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 within the extension period provided under Rule 12b-25.

This review may result in a material non-cash change in the GAAP operating results of the Company that will not affect the Company’s previously announced GAAP or economic book values, actual cash flows, dividends and taxable income for any period.  The Company’s dividend distributions are based on taxable income, not GAAP income, and the results of this analysis will have no impact on the Company’s prior or future dividend distributions.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

A. Alexandra Denahan	(212)	696-0100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☐Yes    ☒ No

Annual Report on Form 10-K for the year ended December 31, 2011

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company has not completed the preparation of its financial statements for the quarter ended March 31, 2012 as it is reviewing the application of GAAP guidance to certain of its non-Agency assets.  Therefore, the Company is currently unable to provide a reasonable estimate of whether there will be any significant changes in the Company’s results of operations for the quarter ended March 31, 2012 as compared to the corresponding periods in 2011.

Cautionary Statement Regarding Forward-Looking Information

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the Company’s expected financial results and financial statements. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s review of the application of GAAP guidance to certain of its non-Agency assets that would require the Company to make additional adjustments, and further delay the filing of the Company’s Form 10-Q and other factors as may periodically be described in the Company’s filings with the SEC.

Chimera Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2012	By	/s/ A. Alexandra Denahan
A. Alexandra Denahan
Chief Financial Officer